ICICI Bank Limited
                                                           ICICI Bank Towers
                                                           Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                       Mumbai 400 051
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News Release                                              July 31, 2002


Performance Review - Quarter ended June 30, 2002: Strong performance despite full impact of merger transition costs

The Board of Directors of ICICI Bank at its meeting held at Mumbai today, approved the audited accounts of ICICI Bank (NYSE: IBN) for the quarter ended June 30, 2002 (Q1-2003). The Board also reviewed the unaudited consolidated accounts for the period. ICICI Limited (ICICI) and two of its subsidiaries merged with ICICI Bank on March 30, 2002. The results for Q1-2003 are therefore not comparable with the results on a standalone basis for the quarter ended June 30, 2001 (Q1-2002).

Results

ICICI Bank's profit after tax for Q1-2003 was Rs. 253 crore as compared to Rs. 65 crore for Q1-2002. The net interest income for the quarter was Rs. 336 crore. ICICI Bank earned fee income of Rs. 195 crore in Q1-2003 as compared to Rs. 61 crore in Q1-2002.

Prudent provisioning policy

In line with best practices among global banks, ICICI Bank has adopted a conservative general provisioning policy for its standard asset portfolio. ICICI Bank had already created fair valuation provisions against the corporate and project finance portfolio acquired from ICICI in the merger. While Reserve Bank of India guidelines require only of a 0.25% general provision against standard assets, ICICI Bank would now make general provisions of 2% against credit card outstandings, personal loans, consumer durable loans and dealer funding, 0.50% against home loans and 1% against all other standard assets (excluding ICICI's corporate and project finance portfolio which was fair valued for the merger). ICICI Bank has applied the new general provisioning policy to the outstanding asset portfolio at June 30, 2002 and made additional general provisions of about Rs. 84 crore against standard assets during Q1-2002.

Operational highlights: Growth in retail

During the quarter, ICICI Bank continued to focus on the retail segment in consonance with its strategy of increasing the proportion of retail assets in its balance sheet, while churning the asset portfolio through proactive portfolio management. ICICI Bank moved towards market leadership in

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                                                           ICICI Bank Limited
                                                           ICICI Bank Towers
                                                           Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                       Mumbai 400 051
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retail finance with total retail approvals and disbursements of about Rs. 4,050 crore and Rs. 3,300 crore respectively during the quarter, reflecting the strong growth in the retail franchise. The retail finance portfolio (including the assets of ICICI Home Finance Company Limited) increased to 10% of total assets at June 30, 2002. Total retail assets increased to about Rs. 9,900 crore at June 30, 2002 from about Rs. 7,650 crore at March 31, 2002. The corporate and project finance portfolio declined by about Rs. 2,800 crore during the same period.

The change in the asset mix and lower risk-weightage for home loans had a positive impact on ICICI Bank's capital adequacy, which improved to 12.36% (including Tier-1 capital adequacy of 8.01%) at June 30, 2002 from 11.44% (including Tier-1 capital adequacy of 7.47%) at March 31, 2002.

There was also a shift in the liability profile of the Bank, as about Rs. 7,000 crore of erstwhile ICICI's high cost borrowings which matured during the quarter were repaid (including exercise of all prepayment options available).

ICICI Bank's corporate banking operations focussed on expanding the scope of corporate client relationships to include a wider range of products and services. ICICI Bank is leveraging the combined capital base to grow the non-fund based business segment.

ICICI Bank's retail distribution network continues to expand and it now has 409 branches and extension counters and 1,066 ATMs across about 240 locations. During the quarter ended June 30, 2002, ICICI Bank distributed third party investment products (comprising mutual funds and RBI relief bonds) of about Rs. 3,700 crore, making it the largest distributor of third party investment products in the country. ICICI Bank continued to increase its geographical presence in various retail asset products.

ICICI Bank commenced its international operations during the quarter with the opening of representative offices in London and New York. The rollout of the international business strategy is progressing in line with the planned timeframe.

At June 30, 2002, ICICI Bank's net non-performing assets were Rs. 2,866 crore, or 4.9% of customer assets. Net restructured assets were Rs. 5,036 crore.


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                                                           ICICI Bank Limited
                                                           ICICI Bank Towers
                                                           Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                       Mumbai 400 051
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Unaudited Consolidated Accounts under Indian GAAP

Profit after tax was Rs. 233 crore in Q1-2003 including the results of operations of subsidiaries and affiliates of erstwhile ICICI that became subsidiaries of ICICI Bank on the merger. ICICI Bank had no subsidiaries at June 30, 2001.

Note: Under US GAAP, ICICI is recognised as the accounting acquirer in the merger of ICICI with ICICI Bank, although ICICI Bank is the legal acquirer. Under Indian GAAP, ICICI Bank is both the accounting as well as the legal acquirer. Due to the different basis of accounting under US GAAP, the results as per US GAAP and Indian GAAP are not comparable. The practice of voluntary quarterly disclosure of net income as per US GAAP and its reconciliation to profit after tax as per Indian GAAP is accordingly being discontinued. Consolidated financials including the results of operations of subsidiaries and affiliates are now required under Indian GAAP as well and have been disclosed.

Rs. 1 crore = 10.0 million

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 91-22-653 6124 or e-mail: madhvendra.das@icicibank.com

For investor queries please call Rakesh Jha at 91-22-653 6157 or Anindya Banerjee at 91-22-653 7131 or email at ir@icicibank.com


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